"YOU CAN CALL ME BILL"

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Feature-Length William Shatner Documentary from Legion M


INVEST IN THE DEFINITIVE
WILLIAM
SHATNER
DOCUMENTARY

Follow "You Can Call Me Bill" to be notified if they later decide to raise funding.

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join.legionm.com/william-shatner-documentary Los Angeles California

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. FAN-FIRST FINANCING MODEL: Investors recoup 100% before Legion M or William Shatner earn any fees.
2. LEGACY: This is a chance to OWN a piece of the definitive documentary on William Shatner.
3. SHARED REVENUE: Investors receive a portion of all Net Picture Revenue generated by the film.
4. NAME IN THE CREDITS: Immortalize your name in the credits of a William Shatner film.
5. ACCLAIMED DIRECTOR: Alexandre O. Philippe has proven track record of high quality pop-culture docs.
6. ALIGNED INTERESTS: Investors draw from the EXACT same revenue pool as William Shatner and Legion M.
7. GLOBAL APPEAL: Bill is an icon and a household name, creating worldwide distribution opportunities.
8. LIMITED AVAILABILITY: Over 2,500 reservations were made prior to the opening of the offering.

Our Team



William Shatner Actor, Artist, and real-life Rocketman

From Captain Kirk to Denny Crane, Bill's prolific 70+ year career spans generations, genres, and galaxies.



Alexandre O. Philippe Director

Alexandre O. Philippe is known for 78/52: Hitchcock's Shower Scene (2017), Leap of Faith: William Friedkin on the Exorcist (2019), Memory: The Origins of Alien (2019), and The People vs. George Lucas (2010).



Kerry Deignan Roy Producer

Kerry Deignan Roy is known for 78/52: Hitchcock's Shower Scene (2017), Artificial Gamer (2021) and The Taking (2021).

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FAN FINANCED. FAN OWNED. FANS FIRST.

Legion M, William Shatner, and Exhibit A Pictures have partnered to create the definitive documentary about the life and times of one of the most recognized actors on the planet. To finance the film we're going out to the very people that made William Shatner what he is today – THE FANS – and giving them the opportunity to become "micro-financiers" by investing as little as $100 in exchange for a financial stake in the film.


"For years I've had people approaching me to do a documentary about my life, but I turned them all down because it didn't feel like the right fit... when I heard how Legion M wanted to incorporate audiences to be a part of it, it was perfect."
- William Shatner
LEGION M

As a fan-owned company, Legion M is providing FAN-FIRST-FINANCING with terms designed to be easy to understand so you know exactly what you are getting into. And with a minimum investment of just $100, we've tried to make this project accessible to as many people as possible.

In addition, both William Shatner and Legion M are not taking any production fees out of the budget or receiving any Net Picture Revenue from the returns until AFTER investors have recouped their entire investment. No film is guaranteed to succeed, but at least you know you are at the front of the line to get paid. Legion M and William Shatner don't make any money unless you make money!

ABOUT THE MOVIE

An intimate portrait of William Shatner's personal journey across nine decades of a boldly lived and fully realized life, YOU CAN CALL ME BILL strips away all the masks he has worn during his storied career, to reveal the man behind it all.



Acclaimed director Alexandre O. Phillipe presents an intimate portrait of one of the most iconic faces of our time, and a poetic treatise on life, death, and lessons learned after 91 spins around the sun.

SYNOPSIS

Captain Kirk. T.J. Hooker. Denny Crane. Big Giant Head. Alexander the Great. Henry V. Priceline's Negotiator. These are but a handful of the innumerable masks worn by William Shatner over seven extraordinary decades onstage and in front of the camera. A peerless maverick thespian, electrifying performer, and international cultural treasure, Bill (as he prefers to be called), now 91 years young, is the living embodiment of his classic line "to boldly go where no man has gone before." In unprecedented fashion, "You Can Call Me Bill" strips away all the masks he has worn to embody countless characters, revealing the man behind it all.

WHAT AM I INVESTING IN?

When you invest you are purchasing a percentage of the Net Picture Revenue from the William Shatner Documentary, aka "Shatner Shares." These are not shares of stock in a company (like you get when you invest in Legion M) -- instead each Shatner Share represents an investment contract with Legion M that entitles you to a percentage of the Net Picture Revenue generated by the film.



WHAT IS THE MONEY FROM INVESTORS USED FOR?

Money raised from investors will be used to pay the people making the film (e.g. director, camera people, editors, etc), along with other costs of making a movie (licensing, insurance, set rental, etc). In addition, investor funds will be used to pay for the 3rd party costs (e.g. legal fees, platform fees, credit card fees, etc) required for an equity crowdfunding offering.

Normally in a production like this, Legion M and William Shatner would also get paid out of the production budget as producers of the film. However, in this case both Legion M and William Shatner are not taking any up-front fees, nor do we receive any Net Picture Revenue until after fans have earned back their investment. *We don't earn any fees from this project until you start earning a profit on your investment.*

Production Budget of Film	**$565,101**	**75%**
3rd Party Hard Costs	$415,101	55%
Fees to Exhibit A (For production, directing, writing, & cinematography)	$150,000	20%
Fees to Legion M	$0	0%
Fees to William Shatner	$0	0%
Equity Crowdfunding Expenses	**$118,750**	**16%**
Wefunder Fees	$48,750	6.5%
Legal and Accounting Costs	$20,000	3%
Marketing Costs	$50,000	7%
Contingency	**$66,149**	**9%**
TOTAL OFFERING AMOUNT	**$750,000**	**100%**

Unspent offering proceeds (e.g. leftover contingency and/or savings from expenses that were lower than expected), if any, will be treated as Gross Picture Revenue and distributed as outlined in the subscription agreement.


LEGION

FANS-FIRST TERMS

Film investments can be extremely complicated, with the difference between a fair deal and "sucker bet" often buried in the fine print. Frequently the most important questions an investor can ask are things like "How is 'Net Revenue' defined?" and "What is my position in the line of people to get paid?"

While Hollywood has a reputation for fast-talking producers taking advantage of starry-eyed investors, Legion M – a company OWNED BY FANS – seeks to change that. We've structured this deal to utilize FAN-FIRST-FINANCING, with the goal of providing easy-to-understand terms, transparent accounting, and a structure that aligns the interests of investors with those of all the other stakeholders.

Film investments are inherently risky, but with Legion M's FAN-FIRST terms, at least you know exactly where you stand. ***And since all of us (including William Shatner and Legion M) earn our money out of the exact same pool as the investors, we're all motivated to win together.***

A SUMMARY OF TERMS

What Am I Investing In?

When you invest you are purchasing "Shatner Shares," which give you the right to receive a portion of Net Picture Revenue generated by the documentary. These are not shares of stock (like you get when you invest in Legion M) -- each Shatner Share represents an investment contract with Legion M that entitles you to a percentage of Net Picture Revenue.

How Is Net Picture Revenue Defined?

Net Picture Revenue is defined as all revenue received by Legion M from distribution of the film after any

third-party fees are paid (e.g. accounting and disbursement fees, sales commissions, distribution fees, etc). In short, fan-investors participate in the EXACT same pool of Net Picture Revenue as William Shatner and Legion M.

How Is Net Picture Revenue Divided?

100% of all Net Picture Revenue is allocated to the pool of fan-investors until all the investors in the pool have recouped (i.e. "gotten back") their entire investment. After that, 1/3 of every dollar in Net Picture Revenue goes to the pool of fan-investors, with the remaining 2/3 going to the other stakeholders (Legion M, Exhibit A Pictures, and William Shatner).

Who Gets Paid Before I Get Paid?

After third party fees and expenses are paid, Net Picture Revenue is allocated to FANS FIRST. Legion M and William Shatner are not taking any up-front fees, and do not receive any Net Picture Revenue until AFTER the fans have earned back 100% of their investment. In short -- we don't make money unless you make money.

For detailed terms and definitions, please read the offering document.

WHAT IS MY EXPECTED ROI?

It's very difficult to predict how much Net Revenue a film will generate, as it depends on the market dynamics at the time of sale. Some documentary films sell for millions of dollars, while others do not sell at all. The table below shows what some of these outcomes could mean for you.

Net Picture Revenue*	Net Picture Revenue to Investors*	Net Picture Revenue to Producers*	Net Picture Revenue Distributed to Investor for a $1,000 Investment*
$0	$0	$0	$0
$500,000	$500,000	$0	$667
$1,000,000	$832,500	$167,500	$1,110
$1,500,000	$997,500	$502,500	$1,330
$2,000,000	$1,162,500	$837,500	$1,550
$3,000,000	$1,492,500	$1,507,500	$1,990

**This is not a projection, but an illustration of how Net Picture Revenue would be distributed for different scenarios. There's no guarantee any Net Picture Revenue will be generated, or that investors will receive a return. For details of how Net Picture Revenue is calculated and a discussion of the risks involved, please see the offering document.*

Every film is a risk, but we believe Legion M's FAN-FIRST-FINANCING puts you in the best possible position to get a return:

- All parties (including investors, Legion M and William Shatner) draw from the exact same pool of Net Revenue.
- Legion M and William Shatner have agreed to defer all fees until AFTER fans have recouped their investment.
- Simple, easy to understand waterfall (investors get 100% of Net Revenue until they are recouped, and 33% of Net Revenue after) lets you know exactly where you stand.
- Legion M provides AUDITED annual financial reporting, providing accurate and transparent accounting for all stakeholders.



WHEN DOES THE INVESTMENT END?

A film like this has potential to generate revenue in perpetuity (though whether that revenue is significant or not remains to be seen). Your ownership stake in the project lasts for as long as we own the project. If the project is ever sold or transferred, the money generated by the sale/transfer will be treated and distributed just like any other revenue generated by the project.



RELEASE PLAN

Once the film is complete, we plan to sell distribution rights to one or more partners around the world. Our goal is to secure a traditional festival premier model, but the entertainment industry is very dynamic, and there are many different release models that may be utilized. Based on William Shatner's worldwide appeal and Exhibit A's track record as filmmakers, we hope there will be significant distribution opportunities available around the world. Our hope is that the film will be available for wide release in 2023, though the final release plan and date(s) won't be known until we've secured distribution.

TARGET TIMELINE

The following dates and sequence of events listed below represent our PLAN. The film industry is very dynamic, and it's possible the events and dates below may change, ***or may never occur.***

MOU Signed, Project Green-Lit	COMPLETED
Principle Photography	COMPLETED
Rough Cut	COMPLETED
Festival Premiere	Target: Q1, 2023
Commercial Release	TBD (if any)





PRODUCTION STATUS

The bulk of the film was shot at a soundstage in Studio City where director Alexandre O. Philippe performed 3 days of intensive interviews to capture Bill's wisdom, insights, and stories. Additional footage has been captured at other locations, including Bill's visit to San Diego Comic Con in July of 2022. The film is currently in production, with a goal of having final cut of the film available in time to premier in Q1 of 2023.


SAN DIEGO
COMIC CON
INTERNATIONAL

HOW DOES THE FILM MAKE MONEY?

Films like this have potential to earn revenue from one or more means of *distribution*, including festivals, theater tickets, DVD/Blu-Ray, Video On Demand, streaming, and more. The means of distribution can vary – some films employ a traditional release strategy that includes theaters/DVDs/VOD/streaming, whereas another may go directly to a streaming service like Netflix, AppleTV, or Roku. Some films don't get distribution at all.

Our goal for the project will be to license the film to one or more distributors who will be responsible for distributing the film in one or more regions (e.g. a country like the USA or a territory like South America) over a specified period of time (e.g. 10 years). The distributor's job is to make as much money from the film as possible. In return they keep a cut of any revenue they earn (and recoup any out of pocket expenses they incur in promoting it) before paying the remainder to us.

HOW IS REVENUE DISTRIBUTED?

All revenue earned by Legion M from the distribution of the film (Gross Picture Revenue) will flow into a single, dedicated bank account. From there, Legion M will deduct any money required to pay third-party expenses (e.g. accounting, auditing, legal, etc) related to the film. Whatever is left over is split amongst the four primary stakeholders:

- Fan-Investors (i.e. the people investing in this offering).
- Legion M
- William Shatner

- William Shatner
- Exhibit A Pictures

The details of this arrangement can found in the offering document, but the terms can be summarized as follows:

1. Payment of any 3rd party sales commission and costs for accounting, legal, marketing, and administrative fees (including anticipated future costs) will be deducted prior to any distributions to stakeholders.
2. 100% of any revenue remaining (Net Picture Revenue) after step (1) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.
3. Any remaining Net Picture Revenue after step (2) will be split, with 33% distributed to owners of Shatner Shares and 67% distributed to the producers of the film (Legion M, William Shatner, and Exhibit A Pictures).

This distribution of revenue is specifically designed to align the interests of all parties. Everyone involved is incentivized to maximize revenue and keep administrative/overhead costs to a minimum. And while there's no guarantee the film will earn a profit, Legion M and William Shatner have put you in first position – they don't earn any revenue from the film until your investment is in the black.



POTENTIAL REVENUE SOURCES
Theatrical Revenue
VOD Revenue (iTunes, Amazon, etc)
Streaming Revenue (Netflix, HULU, etc)
AVOD/FAST Revenue (Tubi, Roku, etc)
DVD & Blu-ray SALES
Other Sources (Merch, Airlines, etc)
International Distribution
Buyout of Rights
OFF THE TOP FEES
Movie theaters, platforms (e.g. iTunes), distributors, sales agents, etc. all take their fees prior to any money being paid to Legion M. For details please read the Subscription Agreement.
GROSS PICTURE REVENUE
All the Gross Picture Revenue received by Legion M from exploitation of the film goes into a single pool. For detailed terms and definitions, please read the Subscription Agreement.
3RD PARTY ADMINISTRATIVE FEES
Costs of accounting, legal, audits, etc that need to be paid by Legion M are deducted prior to any disbursements. For details please read the Subscription Agreement.
NET PICTURE REVENUE
Everything left over after the bills are paid is distributed amongst fan-investors, William Shatner, Legion M, and Exhibit A. For details please read the Subscription Agreement.
NET REVENUE ALLOCATION
BEFORE fan-investors are 100% recouped:
FAN INVESTORS
earn 100% of net revenue until fully recouped.
AFTER fan-investors are 100% recouped:

1/3 of net revenue goes to the fan investors.	2/3 of net revenue is split between Legion M, Exhibit A Pictures, and William Shatner.

WHEN WILL I SEE A RETURN?

The amount and timing of revenue is heavily dependent upon the release strategy employed and the distribution partners involved. Until our partners are determined (which we don't expect to happen until after the film is completed), it's impossible to predict exactly when and how much revenue it will generate.

For example, it's possible that the film sells to a partner who buys out the entire project, resulting in a single, lump sum payment. Or it's possible that we end up with multiple prong release that provides revenue in perpetuity.

That said, generally speaking, we'd expect to start receiving revenue within 6 - 12 months after the film's release, with the largest chunks of revenue often coming within the first couple years after release. Every film is different, and we don't expect to know what the economics of this one will be until after it has been sold.

THE PEOPLE MAKING THE MOVIE: EXHIBIT A PICTURES

Dedicated to the appreciation and preservation of our global cinematic and pop culture heritage, Exhibit A Pictures specializes in long-form documentary films that celebrate and deconstruct the defining popular trends and icons of our time. Alexandre O. Philippe, Kerry Deignan Roy and Robert Muratore are original founding partners of the US-based documentary film company which first came together for the pop-culture breakout *The People vs. George Lucas* (SXSW 2010). Since that time, the team has produced eight features, including *Doc Of The Dead* (SXSW 2014), *78/52: Hitchcock's Shower Scene* (Sundance 2017), *Memory: The Origins of Alien* (Sundance 2019), *Leap of Faith: William Friedkin on The Exorcist* (Venice 2019, Sundance 2020) and *Lynch/Oz* (Tribeca 2022).


LEAP OF FAITH
William Friedkin on
THE EXORCIST


78/52

LEAP OF FAITH: WILLIAM FRIEDKIN ON THE EXORCIST

2019, Documentary/Mystery & thriller, 1h 44m

93% TOMATOMETER | 86% AUDIENCE SCORE

78/52

2017, Documentary, 1h 31m

88% TOMATOMETER | 79% AUDIENCE SCORE


THE PEOPLE
VS.
GEORGE LUCAS


MEMORY
THE ORIGINS OF ALIEN


WWW.PEOPLEVSGEORGE.COM
THE PEOPLE VS. GEORGE LUCAS
73%
69%
TOMATOMETER
AUDIENCE SCORE


sundance
MEMORY: THE ORIGINS OF ALIEN
81%
92%
TOMATOMETER
AUDIENCE SCORE

WHAT IS LEGION M?


Round 9 Is Now Open!
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Legion M is the first entertainment company built to be owned by FANS rather than corporate investors. By uniting fans and giving them a voice, we're opening the gates of Hollywood and building a company we believe has significant competitive advantage in one of the biggest industries on the planet.

After all, fans are the ones who buy the tickets, pay the subscriptions and fuel the industry. Individually, we are just consumers, but TOGETHER WE CAN SHAPE THE FUTURE OF HOLLYWOOD!

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FAQ

What will happen if the offering is oversubscribed?

Legion M has committed to give reservation holders priority if the offering is sold out. Any existing reservation holder who invests within 4 days (96 hours) after the offering is announced to reservation holders will be guaranteed a spot. If there is not enough room available, Legion M will work with Wefunder to reduce the investment amount of other investors to make space for reservation holders.